VIA EDGAR and Electronic Mail
AIG Life and Retirement 21650 Oxnard St. Suite 750 Woodland Hills, CA 91367 Helena Lee Associate General Counsel Legal Department T + 1 310 772 6259 F +1 310 772 6569 helena.lee@aig.com

March 13, 2018

Mr. David Orlic

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:         Registration Withdrawal Request

FS Variable Separate Account (“Registrant”)

The United States Life Insurance Company in the City of New York (“Depositor”)

Polaris Advisory Income Variable Annuity

Initial Form N-4, File Nos. 333-213339 and 811-08810

EDGAR Submission Type RW

Dear Mr. Orlic:

Pursuant to Rule 477 of the Securities Act of 1933, as amended, FS Variable Separate Account (“the Registrant”), a separate account of The United States Life Insurance Company in the City of New York, hereby requests the withdrawal of Registrant’s registration statement on Form N-4 for the Polaris Advisory Income Variable Annuity, SEC File Nos. 333-213339 and 811-08810, together with all amendments and exhibits thereto (the “Registration Statement”) initially filed with the Securities and Exchange Commission on August 26, 2016. The Registrant has determined not to proceed with the registration and sale of the securities covered by the Registration Statement. No securities were sold in connection with the offering.

Accordingly, we request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective upon filing or at the earliest practicable date hereafter.

Should you have any questions or need any additional information, please do not hesitate to contact me at (310) 772-6259 or e-mail: helena.lee@aig.com.

Very truly yours,

/s/ Helena Lee

Helena Lee
Associate General Counsel